SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                    FIRST COLONY CORPORATION
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           319741 10 4
                         (CUSIP Number)


                     Floyd D. Gottwald, Jr.
                        Bruce C. Gottwald
                     330 South Fourth Street
                    Richmond, Virginia  23219
                   Telephone No. 804-788-5401
   (Name, address and telephone number of person authorized to receive notices and communications)

                            Copy to:
                        Allen C. Goolsby
                        Hunton & Williams
                      951 East Byrd Street
                    Richmond, Virginia  23219

                        October 17, 1996
     (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement
     on Schedule 13G to report the acquisition which is the
        subject to this Schedule 13D, and is filing this
          schedule because of Rule 13d-1(b)(3) or (4),
                 check the following box [   ].

       Check the following box if a fee is being paid with
                      this statement [   ].


                       Page 1 of 15 Pages

CUSIP NO. 319741 10 4           13D            Page 2 of 15 Pages

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Floyd D. Gottwald, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                 (a)
                                 (b)  X

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA


NUMBER OF          7  SOLE VOTING POWER             1,743,742
SHARES
BENEFICIALLY       8  SHARED VOTING POWER             437,266
OWNED BY
EACH               9  SOLE DISPOSITIVE POWER        1,743,742
REPORTING
PERSON WITH       10  SHARED DISPOSITIVE POWER        437,266

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,181,008

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                        X

    1,443,312 shares owned by adult sons

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.42%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 319741 10 4            13D       Page 3 of 15 Pages

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Bruce C. Gottwald

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                 (a)
                                 (b)  X

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA


NUMBER OF          7  SOLE VOTING POWER             1,257,302
SHARES
BENEFICIALLY       8  SHARED VOTING POWER             317,226
OWNED BY
EACH               9  SOLE DISPOSITIVE POWER        1,257,302
REPORTING
PERSON WITH       10  SHARED DISPOSITIVE POWER        317,226

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,574,528

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                        X

    2,066,819 shares owned by adult sons

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.19%

14  TYPE OF REPORTING PERSON*

    IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The purpose of this Amendment No. 2 is to amend and restate
Item 4, "Purpose of Transaction."

Item 4.   Purpose of Transaction.

          On August 4, 1996, First Colony Corporation (the "Issuer") entered into the Agreement and Plan of Merger with General Electric Capital Corporation ("GECC") and a wholly-owned subsidiary of GECC ("Merger Subsidiary"). On October 17, 1996, Floyd D. Gottwald, Jr., and his sons, William M. Gottwald, M.D., John D. Gottwald and James T. Gottwald, and Bruce C. Gottwald and his sons, Bruce C. Gottwald, Jr., and Thomas E. Gottwald, along with Thomas McN. Millhiser, as co-trustee for certain trusts containing shares of the Issuer's Common Stock held for the benefit of the Gottwalds (collectively, the "Gottwalds"), completed execution of a Voting Agreement, dated as of August 4, 1996, with GECC (the "Voting Agreement"), pursuant to which the Gottwalds have agreed to vote their shares of the Issuer's Common Stock (up to 9.9% of the outstanding shares of the Issuer's Common Stock) in favor of the Agreement and Plan of Merger. A copy of the Voting Agreement is attached to this Amendment No. 2 as Exhibit 1. Bruce C. Gottwald, Jr., is Chairman of the Board and Chief Executive Officer of the Issuer and Floyd D. Gottwald, Jr., Bruce C. Gottwald and William M. Gottwald, M.D., are members of the Board of the Issuer. The Gottwald family may be deemed control persons of the Issuer.

Item 5.   Interest in Securities of the Issuer.

     (a) 7,154,440 shares of Common Stock are owned beneficially by Floyd D. Gottwald, Jr. and Bruce C. Gottwald, constituting 14.48% of such shares outstanding.*/

     (b)  Number of shares as to which such persons have:

          (i)  sole power to vote or to direct the vote -
               3,112,271 1/

          (ii) shared power to vote or to direct the vote -
               4,042,169 2/

          (iii)sole power to dispose of or to direct the disposition of - 3,112,271 1/

          (iv) shared power to dispose of or to direct the disposition of - 4,042,169 2/

     (c) On July 1, 1993, Floyd D. Gottwald, Jr. and Bruce C. Gottwald acquired shares of Common Stock of the Issuer as a dividend from Ethyl Corporation. They have acquired and disposed of additional shares from time to time through benefit plans, the dividend reinvestment plan and gifts.

     (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,042,169 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

_________________________

*/ The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr. or Bruce C. Gottwald are the beneficial owners of 111,227 shares described in Items 5(b)(i) and (iii) or 4,042,169 shares described in Items 5(b)(ii) and (iv).

1/ This amount includes 111,227 shares owned by a charitable foundation for which the Gottwalds serve as the sole directors.

2/   Includes 1,443,312 shares owned by the adult sons of Floyd
     D. Gottwald, Jr. and 2,066,819 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their fathers' home.


Item 7.   Material to be Filed as Exhibits.

     1.   Voting Agreement.

                            SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: October 28, 1996


                              /s/ Floyd D. Gottwald, Jr.
                              Floyd D. Gottwald, Jr.




                              /s/ Bruce C. Gottwald
                              Bruce C. Gottwald

                          EXHIBIT INDEX


Exhibit 1 Voting Agreement

                                                        Exhibit 1


                        VOTING AGREEMENT


     This Voting Agreement (the "Agreement"), dated as of August
4, 1996, is among General Electric Capital Corporation, a New
York corporation ("GECC"), and the persons listed on the signature pages hereto (the "Shareholders").

                            RECITALS

     WHEREAS, GECC has agreed to acquire the Company pursuant to a merger (the "Merger") in which a direct or indirect wholly owned subsidiary of GECC ("Merger Sub") will be merged with and into First Colony Corporation, a Virginia corporation (the "Company");

     WHEREAS, the Shareholders own shares of common stock, no par value, of the Company ("Common Stock");

     WHEREAS, the Shareholders are entering into this Agreement as an inducement for GECC to enter into an agreement and plan of merger among GECC, the Company, and Merger Sub (the "Merger
Agreement");

     WHEREAS, the Shareholders are willing to enter into this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.   Certain Definitions.  For purposes of this Agreement:

          a. "Beneficially Own" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13D-3 under the Exchange
     Act), including pursuant to any agreement, arrangement, or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person or entity shall include securities Beneficially Owned by all other persons or entities with whom such person or entity would constitute a "group" within the meaning of Section 13(d) of the Exchange Act.

          b.   "Exchange Act" shall mean the Securities Exchange
     Act of 1934, as amended.

          c.   "Existing Shares" shall mean, as to a specified
     Shareholder, the shares of Common Stock listed under such Shareholder's name on the signature pages hereto.

          d.   "Shares" shall mean, as to a specified
     Shareholder, such Shareholder's existing Shares and (without duplication) any shares of Common Stock acquired, held of record, or Beneficially Owned by such Shareholder in any capacity after the date hereof and prior to the termination of this Agreement, whether upon the exercise of options, warrants, or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise. In the event of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

     2.   Shareholder Covenants.

          a. Voting of Shares in Favor of the Merger. Each Shareholder hereby agrees that, during the term of this Agreement, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, such Shareholder shall vote (or cause to be voted), or in the case of Shares with respect to which such Shareholder has shared voting power, use shareholder's best efforts to cause to be voted, such Shareholder's Shares in favor of the Merger, the execution and delivery of the Merger Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof.

          b. Voting of Shares Against Certain Matter. Each Shareholder hereby agrees that, during the term of this Agreement, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, such Shareholder shall vote (or cause to be voted), or in the case of Shares with respect to which such Shareholder has shared voting power, use Shareholder's best efforts to cause to be voted, such Shareholder's Shares against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and this Agreement):

               (i)  any extraordinary corporate transaction
               involving the Company or any of its subsidiaries, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; or

               (ii) any sale, lease or transfer of a material amount of assets (including stock) of the Company or any of its subsidiaries, or a reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of the Company or any of its subsidiaries.

          c.   Restrictions on Transfers, Proxies, and
     Non-Interference. Each Shareholder hereby agrees that, during the term of this Agreement, it will not (i) voluntarily sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of any Shares, (ii) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any such Shares, or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement. Notwithstanding the foregoing, this Section shall not prohibit gifts of Shares so long as 9.9% of the Common Stock then outstanding is still subject to this Agreement.

          d. Limit. Notwithstanding anything to the contrary contained in this Agreement, the obligations of the Shareholders hereunder shall not, at any time, apply to those Shares in excess of 9.9%. to the extent that the aggregate number of Shares held by the Shareholders at any time equals or exceeds the Limit, the Shareholders agree that the restrictions contained in Section 2 hereof shall apply to 9.9% of the Common Stock then outstanding on a pro rata basis in accordance with each Shareholder's respective ownership of Shares at such time.

     3.   Representations and Warranties of Shareholders.  Each
Shareholder, as to such Shareholder only, hereby represents and warrants to GECC as follows:

          a. Ownership of Shares. Such Shareholder is the Beneficial Owner and holder of record of the number of Existing Shares set forth under such Shareholder's name on the signature pages hereto. On the date hereof, such Existing Shares constitute all of the shares of Common Stock owned of record or Beneficially Owned by such Shareholder. All of such Existing Shares are held by such Shareholder free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings, or arrangements or any other encumbrances whatsoever, subject to applicable securities laws and the terms of this Agreement.

          b. Enforceability. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid, and binding obligation of such Shareholder and is enforceable against such Shareholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other laws affecting the enforcement of creditors' rights generally or by equitable principles.

          c. No Conflicts. Except for filings, authorizations, consents, and approvals as may be required under the Exchange Act, no filing with, and no permit, authorization, consent, or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby.

     4. Termination. This Agreement shall terminate upon the earliest to occur of (i) the time at which the Merger becomes effective, (ii) the time at which the Merger Agreement terminates or is terminated in accordance with its terms, or (iii) upon such earlier time as the parties may mutually agree.

     5.   Miscellaneous.

          a. Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior contracts, agreements, arrangements, communications, discussions, representations and warranties, whether oral or written, between the parties.

          b. Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Virginia without regard to the principles of conflict of laws contained therein.

          c. Notices. Any notice, request, consent or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given or delivered to any party (a) when received by such party if delivered by hand or telecopy, (b) within one business day after being sent by recognized overnight delivery service or
     (c) within three business days after being mailed by first-class mail, postage prepaid, and in each case to the address set forth on the signature pages hereto. Any party by written notice to the others pursuant to this Section may change the address or the persons to whom notices or copies thereof shall be directed.

          d. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

          e. Assignment. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of each party hereto. No rights, obligations, or liabilities hereunder shall be assignable by any party without the prior written consent of the other parties.

          f. Waivers; Amendment. Any waiver by any party of any violation of, or breach of or default under, any provision of this Agreement, or any other agreements provided for herein, by any other party shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under, any other provision of this Agreement or such other agreements. This Agreement may be amended only by a writing executed by each of the parties hereto.

          g. Third Parties. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person or entity other than the parties hereto any rights or remedies under or by reason of this Agreement.

          h. Headings; Construction. The headings in this Agreement are solely for convenience of reference and shall not be given any effect in the construction or interpretation of this Agreement. Unless otherwise indicated, all references to Sections refer to the Sections of this Agreement. This Agreement is solely the product of negotiations between the parties hereto represented by counsel and any rules of construction relating to interpretation against the drafter of an agreement shall not apply to this agreement.

          i. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

          j. Specific Performance. Each of the parties hereto recognizes and acknowledges that due to, among other things, the unique and irreplaceable nature of the Shares, a breach by it of any covenant or agreement contained in this Agreement will cause the other parties hereto to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such reach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          k. Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed in one or more counterparts as of the date first above written.


                         GENERAL ELECTRIC CAPITAL CORPORATION



                         By:  /s/ Patrick E. Welch
                         Name:  Patrick E. Welch
                         Title:  Attorney-In-Fact

                         Address:
                              260 Long Ridge Road
                              Stamford, Connecticut  06927
                              Attention:  Mike Fraizer

                         With a Copy to:

                              Well, Gotshal & Manges LLP
                              100 Crescent Court, Suite 1300
                              Dallas, Texas  75201-6950
                              Attention:  David A. Spuria, Esq.

                          /s/ Bruce C. Gottwald, Jr.
                         Name:     Bruce C. Gottwald, Jr.
                         Address:  901 East Byrd Street
                                   Richmond, Virginia  23219


                         Existing Shares:       1,671,933



                          /s/ Floyd D. Gottwald, Jr.
                         Name:     Floyd D. Gottwald, Jr.
                         Address:  330 South Fourth Street
                                   Richmond, Virginia  23219


                         Existing Shares:       2,181,008



                          /s/ Bruce C. Gottwald
                         Name:     Bruce C. Gottwald
                         Address:  330 South Fourth Street
                                   Richmond, Virginia  23219


                         Existing Shares:       1,574,528



                          /s/ William M. Gottwald, M.D.
                         Name:     William M. Gottwald, M.D.
                         Address:  330 South Fourth Street
                                   Richmond, Virginia  23219


                         Existing Shares:       1,429,036

                          /s/ John D. Gottwald
                         Name:      John D. Gottwald
                         Address:   1100 Boulders Parkway
                                    Richmond, Virginia  23233

                         Existing Shares:     1,366,642



                          /s/ James T. Gottwald
                         Name:      James T. Gottwald
                         Address:   3600 River Road West
                                    Goochland, Virginia  23063

                         Existing Shares:      1,325,020



                          /s/ Thomas E. Gottwald
                         Name:      Thomas E. Gottwald
                         Address:   330 South Fourth Street
                                    Richmond, Virginia  23219

                         Existing Shares:      1,527,504



                          /s/ Thomas McN. Millhiser
                         Name:      Thomas McN. Milhiser,
                                    as Trustee
                         Address:   951 East Byrd Street
                                    Richmond, Virginia  23219

                         Existing Shares:      986